SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05614L 10 0

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,445,441 (1)
	8	SHARED VOTING POWER
3,845,312 (2)
	9	SOLE DISPOSITIVE POWER
6,445,441 (1)
	10	SHARED DISPOSITIVE POWER
3,845,312 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,290,753 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on (i) 48,120,034 shares of common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”), which is based on 46,407,555 shares of Common Stock outstanding as of May 13, 2020, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 15, 2020 (the “10-Q”) plus 1,712,479 shares of Common Stock issued to B. Riley Financial, Inc. (“BRF”) on June 8, 2020 (as described herein) plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 1,541,666 shares of Common Stock issuable upon exercise of the Warrants held by BRF.
(2)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRC Partners Opportunity Fund, LP (“BRPLP”).

BRF is also party to the Equitization Agreement (as defined herein), pursuant to which it will receive shares of Common Stock the number of which is not currently determinable in lieu of certain interest payments owed by the Issuer to BRF, as further described in Item 4 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,859,423
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,859,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,859,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on (i) 48,120,034 shares of Common Stock, which is based on 46,407,555 shares of Common Stock outstanding as of May 13, 2020, as reported as outstanding by the Issuer in the 10-Q plus 1,712,479 shares of Common Stock issued to BRF on June 8, 2020 (as described herein) plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,985,889 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,985,889 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,889 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on (i) 48,120,034 shares of Common Stock, which is based on 46,407,555 shares of Common Stock outstanding as of May 13, 2020, as reported as outstanding by the Issuer in the 10-Q plus 1,712,479 shares of Common Stock issued to BRF on June 8, 2020 (as described herein) plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.
(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,985,889 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,985,889 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,889 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on (i) 48,120,034 shares of Common Stock, which is based on 46,407,555 shares of Common Stock outstanding as of May 13, 2020, as reported as outstanding by the Issuer in the 10-Q plus 1,712,479 shares of Common Stock issued to BRF on June 8, 2020 (as described herein) plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.
(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,985,889 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,985,889 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,889 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*	Percent of class is calculated based on (i) 48,120,034 shares of Common Stock, which is based on 46,407,555 shares of Common Stock outstanding as of May 13, 2020, as reported as outstanding by the Issuer in the 10-Q plus 1,712,479 shares of Common Stock issued to BRF on June 8, 2020 (as described herein) plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.
(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
396,399
	8	SHARED VOTING POWER
10,290,753 (1) (2)
	9	SOLE DISPOSITIVE POWER
396,399
	10	SHARED DISPOSITIVE POWER
10,290,753 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,687,152 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on (i) 48,120,034 shares of Common Stock, which is based on 46,407,555 shares of Common Stock outstanding as of May 13, 2020, as reported as outstanding by the Issuer in the 10-Q plus 1,712,479 shares of Common Stock issued to BRF on June 8, 2020 (as described herein) plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.
(1)	Includes 1,541,666 shares of Common Stock issuable upon exercise of the Warrants held by BRF.
(2)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on July 23, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 29, 2019 and Amendment No. 5 to the Schedule 13D, filed with the SEC on May 20, 2020 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

Pursuant to the Equitization Agreement, on June 8, 2020, the Issuer issued 1,712,479 shares of Common Stock to BRF in satisfaction of payment of the Guaranty Fee.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) - (b)

1.

As of the date hereof, (i) BRPLP beneficially owned directly 1,860,889 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the BRPLP Warrant, together representing 4.0% of the Issuer’s Common Stock, (ii) BRFBR beneficially owned directly 1,859,423 shares of Common Stock, representing 3.7% of the Issuer’s Common Stock, and (iii) BRF beneficially owned directly 4,903,775 shares of Common Stock and 1,541,666.7 shares of Common Stock issuable upon the exercise of the BRF Warrant, together with the shares of Common Stock beneficially owned directly by BRPLP and BRFBR, representing 20.7% of the Issuer’s Common Stock.

As of the date hereof, BRF is also party to the Equitization Agreement (as further described in Item 4 of this Schedule 13D), pursuant to which it will receive shares of Common Stock for the Equitized Fees and Interest Payments, the number of which will be determined based on the Conversion Rate applicable at the time of settlement.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3.	BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

4.	Mr. Riley may beneficially own 396,399 shares of Common Stock representing 0.8% of the Issuer’s Common Stock, of which (i) 176,424 shares are held jointly with his wife, Carleen Riley, (ii) 33,402 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 33,402 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 33,404 shares are held as sole custodian for the benefit of Eloise Riley, (v) 31,416 shares are held as sole custodian for the benefit of Susan Riley, (vi) 50,998 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (vii) 37,353 shares are held in Mr. Riley’s 401(k) account, and (viii) 10,290,753 shares outstanding or issuable upon the exercise of the Warrants are held directly by BRF, BRPLP or BRFBR in the manner specified in paragraph (1) above. Mr. Riley disclaims beneficial ownership of the shares held by BRF, BRPLP and BRFBR, which are not directly owned or controlled by Mr. Riley.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c) None of the Reporting Persons has effected any transactions in the Common Stock since the filing of Amendment No. 5 to the Schedule 13D that were not previously reported.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Joint Filing Agreement, dated May 7, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley FBR, Inc. and Bryant R. Riley (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on May 7, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE A

 Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley Principal Merger Corp II, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenneth Young, President[1]	President of B. Riley Financial, Inc., Chief Executive Officer of B. Riley Principal Investments, LLC, and Director of B. Riley Principal Merger Corp II, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

[1]	As of the close of business on the date hereof, Kenneth Young directly owned 49,240 shares of Common Stock. The aggregate purchase price of the 49,240 shares of Common Stock that were purchased by Mr. Young with personal funds, including a purchase of 20,000 shares of Common Stock on June 5, 2020, is approximately $156,978. On August 13, 2019, in his capacity as Chief Executive Officer of the Issuer, Mr. Young received restricted stock units (“RSUs”) representing the right to receive 600,000 shares of Common Stock. All RSUs vest on January 2, 2021. Mr. Young has the sole power to vote and dispose of such shares of Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Daniel Shribman, Chief Investment Officer	Director at Alta Equipment Group, Inc. Chief Investment Officer of B. Riley Financial, Inc., President of B. Riley Principal Investments, LLC, and Chief Executive Officer and Chief Financial Officer at B. Riley Principal Merger Corp II, LLC	299 Park Avenue, 7th Floor New York, NY 10171	United States

Andrew Gumaer, Director	Director of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert L. Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States